Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors Saia, Inc.:

We consent to the use of our reports dated February 26, 2016, with respect to the consolidated balance sheets of Saia, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated by reference herein.

Our report on the effectiveness of internal control over financial reporting included an explanatory paragraph noting that management excluded an acquired business from management’s report on internal control over financial reporting.

(signed) KPMG LLP

Atlanta, Georgia

April 29, 2016